Exhibit 99.14

American Rebel Light Beer to be Primary Sponsor on Tony Stewart Top Fuel Dragster, Matt Hagan Funny Car and John Hall Pro Stock Motorcycle at NHRA Midwest Nationals September 26 - 28

CEO Andy Ross to Bring the Party and Perform Between Nitro Qualifying Rounds Saturday

Nashville, TN, Sept. 26, 2025 (GLOBE NEWSWIRE) — American Rebel Light Beer is proud to announce its high-impact presence at this weekend’s NHRA Midwest Nationals at World Wide Technology Raceway outside St. Louis, Missouri. Fans will see American Rebel Beer’s bold patriotic branding featured on Tony Stewart’s Top Fuel dragster , Matt Hagan’s Funny Car , and John Hall’s Pro Stock Motorcycle roaring down the track in two Friday qualifying sessions, two Saturday qualifying sessions and the elimination rounds on Sunday.

American Rebel’s partnership with Tony Stewart Racing (TSR) has been a driving force behind the brand’s explosive growth obtaining key distribution in 15 states and continuing to expand its footprint across this great country. From national TV exposure to grassroots fan engagement, TSR has helped American Rebel Light connect with millions of consumers who share our values of freedom, grit, and patriotism.

Adding to the excitement, American Rebel CEO and singer/songwriter Andy Ross will take the stage between qualifying rounds 3 and 4 on Saturday, delivering his signature blend of patriotic rock and roll to energize the crowd. Known for anthems that celebrate patriotism, freedom, and the American way, Andy’s performance will be a highlight of the weekend.

“Our brand stands for the American spirit — bold, proud, and unapologetic,” said Andy Ross. “Seeing our paint fly down the track on Tony Stewart, Matt Hagan, and John Hall’s machines while I crank out rebel rock for thousands of fans – that’s what freedom sounds like and what American Rebel is all about. Nothing is better than race day and bringing the party.”

“We always have a fun weekend when Andy Ross from American Rebel is with us. He’s an awesome cheerleader that cares about our teams as much as we do. To have him and the large amount of guests he’s bringing, we’re proud of that,” said Tony Stewart, driver of the American Rebel Beer Dodge//SRT Top Fuel Dragster.

In preparation for St. Louis, Matt Hagan, driver of the American Rebel Beer Dodge//SRT Hellcat Funny Car said, “We have been through some tough explosions the last few weeks, but I know we are ready to put that American Rebel Beer Dodge Hellcat back in the winner’s circle at St. Louis next weekend.”

“We’re proud to stand behind the racers, the fans, and the values that make this sport great,” added Todd Porter, President of American Rebel Beverage. “Having our branding on three incredible competitors and Andy Ross on stage is the perfect way to bring Rebel Light to life in front of thousands of passionate fans.”

This event marks the 17th race of the NHRA Mission Foods Drag Racing Series’ 20-race schedule and the third round in the six-race Countdown to the Championship. Tony Stewart enters St. Louis ranked 4th in Top Fuel, just 68 points behind leader Doug Kalitta. Matt Hagan is sitting 2nd in Funny Car, trailing Austin Prock by 79 points, while John Hall is currently 6th in Pro Stock Motorcycle, just 102 points off the lead and well within striking distance.

Weekend Racing Schedule – NHRA Midwest Nationals (St. Louis)

Friday, Sept. 26 (Nitro Qualifying, streamed live on NHRA.TV)

Nitro qualifying session (Q1): 6 p.m. CDT/7 p.m. EDT

Nitro qualifying session (Q2): 8 p.m. CDT/9 p.m. EDT

Saturday, Sept. 27 (Nitro Qualifying, streamed live on NHRA.TV)

Nitro qualifying session (Q3): 12:15 p.m. CDT/1:15 p.m. EDT

Andy Ross Performance on the American Rebel Light Stage 1:30 p.m. CDT/2:30 p.m. EDT

Nitro qualifying session (Q4): 3 p.m. CDT/4 p.m. EDT

Sunday, Sept. 28 (Nitro Eliminations, streamed live on NHRA.TV)

Round 1: 11 a.m. CDT/12 p.m. EDT

Round 2: 1 p.m. CDT/2 p.m. EDT

Semifinals: 2:40 p.m. CDT/3:40 p.m. EDT

Finals: 4:15 p.m. CDT/5:15 p.m. EDT

TV coverage on FS1

Sunday, Sept. 28: Qualifying show recapping Friday and Saturday’s action (1:30 p.m. EDT)

Sunday, Sept. 28: Finals show (3 p.m. EDT) Catch the action live at World Wide Technology Raceway and tune in on FS1, where over 2 million viewers will see American Rebel fly down the strip.

About American Rebel Holdings, Inc. (NASDAQ: AREB)

American Rebel began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the introduction of American Rebel Light Beer, the company is now making waves in the beverage space.

Learn more at americanrebelbeer.com/investor-relations.

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story.

About American Rebel Light Beer

American Rebel Light is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion.

Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Arkansas, Nevada, Minnesota and Mississippi. For more information about the launch events and the availability of American Rebel Beer, please visit americanrebelbeer.com or follow us on social media platforms (@AmericanRebelBeer).

American Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean and bold with a lighter feel. At approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, it delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s brewed without added supplements and doesn’t contain corn, rice, or other sweeteners typically found in mass-produced beers.

Media Contact

Matt Sheldon

Matt@Precisionpr.co

917-280-7329

Distribution Opportunities

Todd Porter

President, American Rebel Beverage

tporter@americanrebelbeer.com

Investor Relations

ir@americanrebel.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of our continued sponsorship of high profile events, success and availability of the promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2025.